19 May 2026

RELX PLC

Block Admission Application

RELX PLC (the Company) has made a block admission application to the London Stock Exchange (LSE) for 75,000 Ordinary shares of 14 51/116p each (the Shares) to be admitted to trading. Shares will be allotted in connection with the RELX PLC Sharesave Plan 2023. Upon issuance, the Shares will trade on the LSE, be admitted to the Official List and rank pari passu with the existing issued shares of the Company.

Admission of the Shares is expected on 21 May 2026.

Legal Entity Identifier: 549300WSX3VBUFFJOO66

ISIN: GB00B2B0DG97